UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Grubb & Ellis Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

400095204
(CUSIP Number)

February 11, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400095204	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$4,000,000 aggregate principal amount of 7.95% convertible senior notes due 2015, convertible into 1,782,332 shares of Common Stock;
$61,010,000 aggregate principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 3,697,572 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$4,000,000 aggregate principal amount of 7.95% convertible senior notes due 2015, convertible into 1,782,332 shares of Common Stock;
$61,010,000 aggregate principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 3,697,572 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$4,000,000 aggregate principal amount of 7.95% convertible senior notes due 2015, convertible into 1,782,332 shares of Common Stock;
$61,010,000 aggregate principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 3,697,572 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.32%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 400095204	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$4,000,000 aggregate principal amount of 7.95% convertible senior notes due 2015, convertible into 1,782,332 shares of Common Stock;
$61,010,000 aggregate principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 3,697,572 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$4,000,000 aggregate principal amount of 7.95% convertible senior notes due 2015, convertible into 1,782,332 shares of Common Stock;
$61,010,000 aggregate principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 3,697,572 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$4,000,000 aggregate principal amount of 7.95% convertible senior notes due 2015, convertible into 1,782,332 shares of Common Stock;
$61,010,000 aggregate principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 3,697,572 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.32%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 400095204	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$4,000,000 aggregate principal amount of 7.95% convertible senior notes due 2015, convertible into 1,782,332 shares of Common Stock;
$61,010,000 aggregate principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 3,697,572 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$4,000,000 aggregate principal amount of 7.95% convertible senior notes due 2015, convertible into 1,782,332 shares of Common Stock;
$61,010,000 aggregate principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 3,697,572 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$4,000,000 aggregate principal amount of 7.95% convertible senior notes due 2015, convertible into 1,782,332 shares of Common Stock;
$61,010,000 aggregate principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 3,697,572 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.32%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 400095204	13G	Page 5 of 10 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Grubb & Ellis Company, a Delaware corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705

Item 2 (a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

Highbridge International LLC
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware
Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP NUMBER:

400095204

CUSIP No. 400095204	13G	Page 6 of 10 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o) ;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c) ;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c) ;
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8) ;
(e)	☐	An Investment Adviser accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC beneficially owns $4,000,000 aggregate principal amount of 7.95% convertible senior notes due 2015 (the “Notes”), convertible into 1,782,332 shares of Common Stock, and $61,010,000 aggregate principal amount of 12% cumulative participating perpetual convertible preferred stock (the “Preferred Stock”) convertible into 3,697,572 shares of Common Stock and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the $4,000,000 aggregate principal amount of Notes, convertible into 1,782,332 shares of Common Stock, and $61,010,000 aggregate principal amount of 12% Preferred Stock convertible into 3,697,572 shares of Common Stock held by Highbridge International LLC.

CUSIP No. 400095204	13G	Page 7 of 10 Pages

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock issubale to Highbridge International LLC.

(b)           Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 69,419,590 shares of Common Stock issued and outstanding as of October 29, 2010, as represented in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 11, 2010.  Therefore, based on the Company's outstanding shares of Common Stock and, for purposes of clauses (i) and (iv) below, assuming the conversion of the Notes and the Preferred Stock, (i) Highbridge International LLC may be deemed to beneficially own 7.32% of the outstanding shares of Common Stock of the Company, and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 7.32% of the outstanding shares of Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: See Item 4(a)
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition of: See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 400095204	13G	Page 8 of 10 Pages

Item 10.	CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 22, 2011, by and among Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 400095204	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATED:  February 22, 2011

HIGHBRIDGE CAPITAL MANAGEMENT, LLC	HIGHBRIDGE INTERNATIONAL LLC

	By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN

CUSIP No. 400095204	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value, of Grubb & Ellis Company, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: February 22, 2011

HIGHBRIDGE CAPITAL MANAGEMENT, LLC	HIGHBRIDGE INTERNATIONAL LLC

	By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN